Exhibit 99.1

BAYTEX TO HOLD CONFERENCE CALL AND
WEBCAST ON SECOND QUARTER 2014 RESULTS

CALGARY, ALBERTA (July 23, 2014) - Baytex Energy Corp. (TSX, NYSE: BTE) will release its 2014 second quarter financial and operating results prior to the opening of markets on Thursday, July 31, 2014. A conference call and webcast will be held shortly thereafter to discuss the results and address investor questions.

Conference Call Details:

Date: Thursday, July 31, 2014

Time: 9:00 a.m. MDT (11:00 a.m. EDT)

Dial-in: 416-340-9531 (Toronto area)
1-866-902-2211 (North America toll-free)
1-800-2787-2090 (International toll-free)

Webcast: http://www.gowebcasting.com/5668

An archived recording of the conference call will be available until August 7, 2014 by dialing 1-800-408-3053 within North America (Toronto local dial 905-694-9451, International toll free 1-800-3366-3052) and entering reservation code 5817148. The conference call will also be archived on the Baytex website at www.baytexenergy.com

Baytex Energy Corp.
Baytex Energy Corp. is a dividend-paying oil and gas corporation based in Calgary, Alberta. The company is engaged in the acquisition, development and production of crude oil and natural gas in the Western Canadian Sedimentary Basin and in the Eagle Ford and Williston Basin in the United States. Approximately 86% of Baytex’s production is weighted toward crude oil and natural gas liquids. Baytex pays a monthly dividend on its common shares which are traded on the Toronto Stock Exchange and the New York Stock Exchange under the symbol BTE.

For further information about Baytex, please visit our website at www.baytexenergy.com or contact:

Brian Ector, Senior Vice President, Capital Markets and Public Affairs

Toll Free Number: 1-800-524-5521
Email: investor@baytexenergy.com